UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

_______________________________________________

Name: NOMURA CREDIT LONG/SHORT FUND, INC.

Address of Principal Business Office:
Worldwide Plaza
309 West 49th Street
New York, NY 10019

Telephone Number: (800) 833-0018

Name and address of agent for service of process:
The Corporation Trust Incorporated
351 West Camden Street
Baltimore, MD 21201

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes [X] No [_]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 23rd day of December, 2014.

NOMURA CREDIT LONG/SHORT FUND, INC.
Attest:	/s/ Amy J. Marose	By:	/s/ Maria R. Premole
	Name: Amy J. Marose	Name:	Maria R. Premole
	Title: Treasurer (Principal Financial Officer)	Title:	Vice President